                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                Amendment No. 1
                                       to
                                  Schedule 13D
                   Under the Securities Exchange Act of 1934

                          VESTA INSURANCE GROUP, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.10 PAR VALUE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   925391104
              ----------------------------------------------------
                                 (CUSIP Number)

                                George P. Lagos
                          Syndicated Services Company
                           900 Elm Street, Suite 705
                              Manchester, NH 03101

                               Jonathan Turnbull
                            R.K. Carvill & Co. Ltd.
                           St. Helen's, 1 Undershaft
                                London EC3A 8JT

                                 With copy to:

                          Richard A. Samuels, Esquire
         McLane, Graf, Raulerson & Middleton, Professional Association
                          900 Elm Street, P.O. Box 326
                           Manchester, NH 03105-0326

            --------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 1, 2000
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
  check the following box. [  ]

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(1)    Names of reporting persons; I.R.S. Identification Nos. of above persons
       (entities only)

       R.K. Carvill (International Holdings), Ltd.

       Peerman Holdings, Ltd.

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(2)    Check the appropriate box if a member of a group
                   (a)  [X]

                   (b)  [ ]
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(3)    SEC use only

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(4)    Source of funds (see instructions)

          R.K. Carvill (International Holdings), Ltd.  WC

          Peerman Holdings, Ltd.      WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or place of organization

         R.K. Carvill (International Holdings), Ltd.    a Bermuda Corporation

         Peerman Holdings, Ltd.                         a Bermuda Corporation
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

  (7)  Sole voting power         R.K. Carvill (International    690,000
                                 Holdings), Ltd.
                                 Peerman Holdings, Ltd          690,000
  (8)  Shared voting power                                          -0-
  (9)  Sole dispositive power    R.K. Carvill (International    690,000
                                 Holdings), Ltd.
                                 Peerman Holdings, Ltd          690,000
 (10)  Shared dispositive power                                     -0-

--------------------------------------------------------------------------------
(11)   Aggregate amount beneficially owned by each reporting person.

         R.K. Carvill (International Holdings), Ltd.              690,000
         Peerman Holdings, Ltd.                                   690,000

--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

         [  ]

--------------------------------------------------------------------------------
(13)   Percent of class represented by amount in Row (11).

         R.K. Carvill (International Holdings), Ltd.                3.665%
         Peerman Holdings, Ltd.                                     3.665%

--------------------------------------------------------------------------------
(14)   Type of reporting person

         R.K. Carvill (International Holdings), Ltd.                HC, CO

         Peerman Holdings, Ltd.                                     IV, CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

   This Schedule relates to the Common Stock, $0.10 par value, of Vesta Insurance Group, Inc., 3760 River Run Drive, Birmingham, Alabama 35243.

ITEM 2.   IDENTITY AND BACKGROUND

(a)  R.K. Carvill (International Holdings), Ltd.

(b)  Clarendon House, 2 Church Street, Hamilton HMCX, Bermuda

(c) The principal business of R.K. Carvill (International Holdings), Ltd. is holding company.

(d) R.K. Carvill (International Holdings), Ltd. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) R.K. Carvill (International Holdings), Ltd. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  R.K. Carvill (International Holdings), Ltd. is a Bermuda Corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   R.K. Carvill (International Holdings), Ltd.'s source of funds used to acquire the securities subject to this Schedule was working capital, none of which were borrowed. The aggregate purchase price for the purchase of 690,000 shares of the securities was $4,526,400.00.

ITEM 4.   PURPOSE OF TRANSACTIONS.

   The purpose of the acquisition of the Securities is for investment.

   R.K. Carvill (International Holdings), Ltd. does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. R.K. Carvill (International Holdings), Ltd. may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Vesta Insurance Group, Inc.'s common stock beneficially owned by R.K. Carvill (International Holdings), Ltd. is 690,000, representing approximately 3.665% of the class, based on the most recent Quarterly Report on Form 10-Q filed by the issuer. R.K. Carvill (International Holdings), Ltd.'s right to purchase 3,250,000 shares of Vesta Insurance Group, Inc.'s common stock pursuant to a stock option granted jointly to R.K. Carvill (International Holdings), Ltd. and Peerman Holdings, Ltd. expired, unexercised, on November 1, 2000.

(b) R.K. Carvill (International Holdings), Ltd. possesses sole power to vote or direct the vote and dispose or direct the disposition of the securities.

(c) R.K. Carvill (International Holdings), Ltd. effected the purchase of the securities on August 22, 2000:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Not applicable

   After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


   January 25, 2001


                                    R.K. CARVILL (INTERNATIONAL HOLDINGS), LTD.



                                    By: /s/ Dawn Griffiths
                                        -------------------
                                    Name: Dawn Griffiths
                                    Title: Director

ITEM 1.  SECURITY AND ISSUER

   This Schedule relates to the Common Stock, $0.10 par value, of Vesta Insurance Group, Inc., 3760 River Run Drive, Birmingham, Alabama 35243

ITEM 2.   IDENTITY AND BACKGROUND

(a)  Peerman Holdings, Ltd.

(b)  Clarendon House, 2 Church Street, Hamilton HMCX, Bermuda

(c)  The principal business of Peerman Holdings, Ltd. is investments.

(d) Peerman Holdings, Ltd. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Peerman Holdings, Ltd. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Peerman Holdings, Ltd. is a Bermuda Corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Peerman Holdings, Ltd.'s source of funds used to acquire the securities subject to this Schedule was working capital, none of which were borrowed. The aggregate purchase price for the purchase of 690,000 shares of the securities was $4,526,400.00.

ITEM 4.   PURPOSE OF TRANSACTIONS.

   The purpose of the acquisition of the Securities is for investment.

   Peerman Holdings, Ltd. does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Peerman Holdings, Ltd. may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Vesta Insurance Group, Inc.'s common stock beneficially owned by Peerman Holdings, Ltd. is 690,000 representing approximately 3.665% of the class, based on the most recent Quarterly Report on Form 10-Q filed by the issuer. Peerman Holdings, Ltd.'s right to purchase 3,250,000 shares of Vesta Insurance Group, Inc.'s common stock pursuant to a stock option granted jointly to R.K. Carvill (International Holdings), Ltd. and Peerman Holdings, Ltd. expired, unexercised, on November 1, 2000.

(b) Peerman Holdings, Ltd. possesses sole power to vote or direct the vote and dispose or direct the disposition of the securities.

(c) Peerman Holdings, Ltd. effected the purchase of the securities on August 22, 2000:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Not applicable

   After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


   January 25, 2001


                                    PEERMAN HOLDINGS, LTD.



                                    By: /s/ Dawn Griffiths
                                       --------------------
                                    Name: Dawn Griffiths
                                    Title: Director